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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                            WORLD COLOR PRESS, INC.

                        (Exact Name Of Subject Company)

                           PRINTING ACQUISITION INC.

                     An Indirect Wholly Owned Subsidiary of

                             QUEBECOR PRINTING INC.

                                   (Bidders)

        COMMON STOCK, $0.01 PAR VALUE                           98144310-4
       (Title Of Class Of Securities)              (CUSIP Number of Class of Securities)

                            ------------------------

                               LOUIS SAINT-ARNAUD
                   VICE PRESIDENT, LEGAL AFFAIRS & SECRETARY
                             QUEBECOR PRINTING INC.
                            612 SAINT-JACQUES STREET
                            MONTREAL, QUEBEC, CANADA
                                    H3C 4M8
                                 (514) 954-0101

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                WITH A COPY TO:

                             John A. Willett, Esq.
                                Arnold & Porter
                                399 Park Avenue
                         New York, New York 10022-4690
                                 (212) 715-1000

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    This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and statement on Schedule 13D (the "Tender Offer Statement") filed on July 16, 1999 by Quebecor Printing Inc. ("Quebecor Printing"), a company amalgamated under the laws of Canada, and Printing Acquisition Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Quebecor Printing, relating to the offer by Purchaser to purchase up to 23,500,000 of the issued and outstanding shares of Common Stock, $0.01 par value (the shares subject to the Offer, as well as all other shares of such Common Stock hereinafter referred to as the "Shares"), of World Color Press, Inc., a Delaware corporation (the "Company"), at $35.69 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

    The Tender Offer Statement is hereby amended and supplemented as follows:

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 4(a)-(b) of the Tender Offer Statement is hereby amended and supplemented by the following amendments to the Offer to Purchase:

    The last two sentences of the last paragraph of Section 10 of the Offer to Purchase ("Source and Amount of Funds") are hereby deleted and replaced with the following: "No plans or arrangements have been made concerning the sources and methods Quebecor Printing and its subsidiaries will employ to repay such indebtedness."

ITEM 10. ADDITIONAL INFORMATION

    Item 10(f) of the Tender Offer Statement is hereby amended and supplemented by the following amendments to the Offer to Purchase:

    The first sentence of Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby deleted and replaced with the following: "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for up to the Maximum Number of Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (a) the Expiration Date and (b) subject to compliance with Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver on or prior to the Expiration Date of the conditions set forth in Section 15.

    The first part of the first sentence (up to and including the colon) of
Section 15 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby deleted and replaced with the following: "Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for, Shares tendered pursuant to the Offer, and may terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) to the extent permitted by the Merger Agreement, if
(i) at the expiration of the Offer the Minimum Condition is not satisfied or
(ii) if, at any time on or after July 12, 1999 and prior to the Expiration Date the following conditions exist (each of the paragraphs (a) through (f) providing a separate and independent condition to Purchaser's obligations pursuant to the Offer):"

    Section 10 of the Offer to Purchase ("Source and Amount of Funds") is amended as set forth in ITEM 4. above.

                                       2
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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    The Text of Press Release issued by Quebecor Printing and the Company on July 12, 1999, filed as Exhibit (a)(8) to the Tender Offer Statement on July 16, 1999, made reference to the safe harbor protections afforded by the Securities Litigation Reform Act of 1995 (the "SLRA"). It is hereby noted that the safe harbor protections of the SLRA do not apply to a forward-looking statement made in connection with a tender offer.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    August 9, 1999

                                QUEBECOR PRINTING INC.

                                By:            /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                              Name: Christian M. Paupe
                                          TITLE: EXECUTIVE VICE PRESIDENT

                                PRINTING ACQUISITION INC.

                                By:            /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                              Name: Christian M. Paupe
                                                  TITLE: TREASURER

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                                 EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION                                             PAGE
-----------  ---------------------------------------------------------------------------------------------  ---------
    (a)(1)   Offer to Purchase dated July 16, 1999.*

    (a)(2)   Letter of Transmittal.*

    (a)(3)   Notice of Guaranteed Delivery.*

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

    (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.*

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

    (a)(7)   Summary Advertisement as published in The Wall Street Journal and the New York Times on July
             16, 1999.*

    (a)(8)   Text of Press Release issued by Quebecor Printing and the Company on July 12, 1999.*

    (a)(9)   Text of Press Release issued on July 28, 1999.*

    (b)(1)   Arrangement Letter (including the related term sheets and waiver letters) dated as of July
             12, 1999 from Royal Bank of Canada, Bank of America Canada, Bank of Montreal and Canadian
             Imperial Bank of Commerce.*

    (c)(1)   Agreement and Plan of Merger dated as of July 12, 1999 among Quebecor Printing, Purchaser and the Company.*

    (c)(2)   Tender, Voting and Option Agreement dated as of July 12, 1999 among Quebecor Printing, KKR
             Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR and Robert G. Burton, Marc
             L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie.*

    (c)(3)   Confidentiality Agreement dated June 28, 1999 between Quebecor Printing and the Company.*

    (c)(4)   Stock Option Agreement dated as of July 12, 1999 between Quebecor Printing and the Company.*

    (c)(5)   Registration Rights Agreement dated as of July 12, 1999 between Quebecor Printing and KKR
             Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates.*

       (d)   Not applicable.

       (e)   Not applicable.

       (f)   Not applicable.

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*   Previously filed.